FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2015

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Reports filed with the Israeli Securities Authority on May 14, 2015 in connection with the Registrant's Financial Results for the First Quarter of 2015.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  May 14, 2015

3

Elron Electronic Industries Ltd.
("Elron" or the "Company")

English Translation of Quarterly Report
for the First Quarter of 2015

Part I

Material Changes and Updates that Occurred in the Company's
Business in the Three Months Ended March 31, 2015

Details according to Regulation 39A of the Israel Securities Regulations (Periodic
and Immediate Reports), 1970

In this section:

"Board of Directors Report"	English Translation of Elron's Board of Directors Report for the First Quarter of 2015, included in Part II of this report.
"Financial Statements"	English Translation of Elron's Interim Consolidated Financial Statements for the Three Months Ended March 31, 2015, included in Part III of this report.
"20-F Annual Report"	Elron's Annual Report for 2014 filed with the SEC on Form 20-F.

The rest of the terms in this report shall have the meaning ascribed to them in the 20-F Annual Report, unless stated explicitly otherwise.

In accordance with reporting requirements in Israel, Elron filed an annual report for 2014 in Hebrew with the Israeli Securities Authority ("ISA Annual Report"), simultaneously with its 20-F Annual Report. For the convenience of the Company's U.S. based shareholders, in translating Part I of this report from Hebrew to English, changes and updates are given in reference to the 20-F Annual Report, rather than the ISA Annual Report filed in Hebrew.

The matters described below are in addition to the developments and changes that occurred in the first quarter of 2015 that were described in the 20-F Annual Report.

1.	Item 3D – Risk Factors: Risks Affecting Us and the Companies in Our Group

1.1.	The Israeli Promotion of Competition and the Reducing of Centralization Law may adversely affect our business

Elron has been included in the list of significant non-financial corporations and in the list of concentrated entities pursuant to the Israeli Promotion of Competition and the Reducing of Centralization Law, 5774-2013. Pursuant to the Concentration Law, inclusion in these lists bears significance to the separation between control over both significant non-financial corporations and significant financial corporations, to simultaneously serving as a director in these two types of corporations, to the allocation of rights in public assets (as defined in the Concentration Law), and more.

2.	Item 4A – Information on the Company: History and Development of the Company

2.1.	Investment in Pocared

Further to Item 4B regarding the $5 million investment in Pocared (including approximately $4.5 million invested by Elron), beginning February 2015, Elron began to consolidate Pocared's financial statements. Accordingly, Elron recorded a gain of approximately $10.1 million in the first quarter of 2015 with respect to the re-measurement of the fair value of Elron's shareholdings in Pocared prior to the consolidation. As a result, at the time of consolidation Elron recognized an intangible asset attributed mostly to in-process research and development in the amount of approximately $14.4 million. It should be noted, that in light of the anticipated delay in sample collection completion for the FDA trial Pocared is conducting (see below), as of the date of publication of this report, Pocared's shareholders, including Elron, have no commitment to any further investment in Pocared. See Note 3.A to the Financial Statements for further details.

2.2.	Investments

In the first quarter of 2015, Elron (directly and indirectly) invested approximately $10.7 million in group companies. For further details see Section 1.4 of the Board of Directors Report and Note 3 to the Financial Statements.

2.3.	See Section 1.2 of the Board of Directors Report for details regarding developments in Elron during the period of this report and subsequently.

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3.	Item 4B – Business Overview: Our Main Group Companies

3.1.	BrainsGate

Further to Item 4B regarding currently available treatments and regarding the publication of several multicenter studies assessing the treatment of ischemic stroke with neurothrombectomy, a clot-retrieving catheter, several additional studies were recently published. In all, treatment with neurothrombectomy was tried on over 800 patients who participated in these studies, in a treatment window of up to 12 hours after stroke onset. The procedure was performed by experienced neurointerventionists, at stroke centers with appropriate infrastructure that perform a large number of neurothrombectomy procedures annually. Approximately 90% of the study participants were treated with neurothrombectomy combined with tPA, a drug treatment whose use is limited to a treatment window of 4.5 hours after stroke onset. These studies reported that neurothrombectomy is highly beneficial, while clinical benefit depends, among other things, on the following: rapid treatment, combined treatment with tPA, small infarct core, and evidence of salvageable brain tissue surrounding the infarct core.

3.2.	Pocared

Further to Item 4B in connection with Pocared's estimates as to the completion date of the FDA trial it is conducting to assess the efficacy of the first application of the system it developed (diagnosis of urinary tract infection), shortly before commencing the process of accelerated production of disposables of the sample processor, a manufacturing defect was discovered, resulting in a certain delay in the transition from slow manufacturing to mass production of disposables and consequently resulting in a delay in the sample collection rate. The source of the defect and the actions required in order to correct it have been analyzed by Pocared and in Pocared's estimation, the correction process could take between two and four months. Until the completion of the correction, the slow sample collection rate will continue. Until now, Pocared has collected approximately 9,100 samples out of the required 19,500 samples and it expects to transition to mass production of the disposable which will enable acceleration of the sample collection rate and to complete the sample collection process two months after correction of the defect instead of April of this year, as previously reported.

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Pocared's above estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Pocared's estimations of its sample collection rate potential as of the date of this report, and information existing in Pocared on the date of this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors that may affect this are developments in Pocared's field of operation, failure to obtain regulatory approvals to continue development, failure to meet goals, failure or delay in collecting the number of samples necessary to complete the trial, failure or delay in correcting the defect or the discovery of additional defects in the process, inability to realize technologies, modifications in technologies, modifications in business plan, goals and/or strategy, or if any risk associated with the course of the trial and its results occurs.

4.	Item 7B – Major Shareholders and Related Party Transactions: Related Party Transactions

4.1.	Services Agreement with DIC

In April 2015, subsequent to the reporting date, and following approval of Elron's audit committee and board of directors, Elron's shareholders approved the extension and amendment of the Services Agreement with DIC for an additional three year period.

Ari Bronshtein CEO	Yaron Elad CFO

May 14, 2015, Tel Aviv, Israel

4

Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the First Quarter of 2015

1. Board of Directors' Analysis of the Company's Business

1.1. Company Description

1.1.1. General

Elron Electronic Industries Ltd. ("Elron", the "Company") is an operational holding company focused on building technology companies. Elron's group of companies includes companies at various stages of development that are engaged in a variety of technology fields, such as developing medical devices and others. Elron's principal shareholder is Discount Investment Corporation Ltd. ("DIC") (50.32%), a company controlled by IDB Development Corporation Ltd. ("IDB").

Elron operates through consolidated companies (companies controlled by Elron and whose financial statements are consolidated with Elron's financial statements), associates (companies over which Elron has significant influence and which are included in its financial statements using the equity method), and other companies over which the Company does not have significant influence (included in the financial statements based on fair value) (the "Group Companies").

For details on the accounting method applied to the Group Companies in Elron's financial statements, Elron's holding percentage in the Group Companies, and their carrying value, see the annex to the Company's interim consolidated financial statements as of March 31, 2015 (the "Financial Statements").

The Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS").

Due to the fact that as of May 14, 2015, the approval date of this report, the Company's board of directors did not have a chairman, on this date the board of directors authorized Ami Erel, a director at the Company, to sign the reports for the first quarter of 2015, including the Financial Statements, pro-forma statements and separate financial information, in lieu of the chairman of the board.

1.1.2. Main goal

Elron's main goal is to build value for its shareholders by enhancing and exiting its Group Company holdings (whether through their sale or through the public listing of their shares), while simultaneously seeking new investment opportunities in technology companies.

1.1.3. Strategy

In order to achieve this goal, Elron operates according to the following business strategy:

•	Identifying and exploiting investment opportunities in companies with innovative technology and significant exit potential, mainly in the field of medical devices.

•	Investing over the long term in order to maximize the possibility of enhancing the Group Companies' value.

•	Focusing on investments which afford Elron influence and active involvement in their management.

•	Actively enhancing the Group Companies' value by providing hands-on assistance to their management.

•	Exploiting opportunities to exit Group Companies.

Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the First Quarter of 2015

1.1.4. RDC

As part of its business strategy, Elron examines a broad range of cooperation and investment proposals, including through RDC – Rafael Development Corporation Ltd. ("RDC"), an Elron subsidiary.

RDC has first rights to commercialize military technologies developed by Rafael – Advanced Defense Systems Ltd. ("Rafael") in civilian markets. RDC seeks to identify technology projects and invest in companies that will either make civilian use of Rafael's military technologies or which will benefit from Rafael's technology, know-how and expertise.

1.1.5. Group companies

Elron's main Group Companies and its holding percentage in them as of the date of filing this report are as follows:

•	RDC (50.1%) - See description in section 1.1.4 above.

•
Pocared Diagnostics Ltd. (53%) ("Pocared") - Pocared is developing a real-time and automated system for infectious diseases diagnosis using optical technology, intended for use by major microbiological laboratories and hospitals, as an alternative to current microbiological practice of bacteria culturing. The system is designed to reduce the average diagnostic time and significantly increase output in comparison with current diagnostic practice. The system's first application is diagnosis of Urinary Tract Infection.

•
BrainsGate Ltd. (30%) ("BrainsGate") - BrainsGate is developing a system for treating ischemic stroke. The system operates by electrically stimulating a nerve center located behind the nasal cavity using a miniature implantable electrode, in order to increase blood flow to the brain. The system is intended to significantly lengthen the approved stroke treatment window to 24 hours post-symptom onset, and to provide a more effective treatment than is currently available.

See Item 4.B – "Business Overview" of the Company's Annual Report for 2014 filed on Form 20-F with the Securities and Exchange Commission ("Elron's 2014 Annual Report") for details on the criteria for classifying a Group Company as a main company.

Additional Elron Group Companies and its holding percentage in them as of the date of filing this report are, among others, as follows:

•
Notal Vision Inc. (21%) ("Notal Vision") - Notal Vision develops, manufactures and provides a system and services for remote monitoring of age-related macular degeneration, or AMD, patients at risk of vision loss, in order to enable early detection of visual changes before the disease progresses to the point of significant vision loss or blindness.

•
CartiHeal (2009) Ltd. (34%) ("CartiHeal") - Cartiheal is developing an implant for repairing cartilage and osteochondral defects in loadbearing joints, such as the knee. The implant's unique structure, comprising of marine aragonite with biological modifications, causes the implant to biodegrade, and promotes the regeneration of native cartilage and subchondral bone in its place.

•
Kyma Medical Technologies Ltd. (53% by RDC) ("Kyma") - Kyma is developing a remote patient monitoring system for chronic heart failure patients, in order to enable early treatment of pulmonary edema and reduce the need for unnecessary hospitalizations.

•
RDSeed Ltd. (100% by RDC) ("RDSeed") - RDSeed is an investment venture that incubates projects and invests in companies in the digital field. RDSeed's holdings as of the date of filing this report include:

o	Cloudyn Software Ltd. (55%) ("Cloudyn"), which provides solutions for the optimization of cloud computing costs and resources;

o	Bruwz Technologies Ltd. (31%) ("GetYou"), which developed a social app that enables people to understand how they are perceived by others;

Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the First Quarter of 2015

o	Page 2 Site Ltd. (“Otonomic”) (25%), which is developing a technology that enables any Facebook page owner to generate a website in a single click;

o	Open Legacy Technologies Ltd. (24%), which provides an open source solution for modernizing Legacy applications (AS400, Mainframe and Unix).

•	Jordan Valley Semiconductors Ltd. (19%) ("Jordan Valley") - Jordan Valley develops, manufactures, and provides metrology solutions for manufacturing process control in the microelectronics industry.

•	PlyMedia Israel (2006) Ltd. (27%) ("PlyMedia") - PlyMedia has developed and markets a digital advertising platform for ad networks.

1.1.6. Factors affecting the results of operations and capital resources

As a holding company, Elron's operating results mainly derive from:

•	its share in the net losses of Group Companies;

•	gains or losses from exit transactions or changes in holdings, and revaluation of investments recorded based on fair value;

•	its corporate activities.

Elron's capital resources in any given period are primarily affected by:

•	the extent of its investments;

•	proceeds from exit transactions;

•	available credit lines or loans;

•	dividends distributed to shareholders or received from Group Companies.

Most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in development and record losses. As a result, Elron has recorded and is expected to continue to record losses in respect of their ongoing operations, based on the accounting method applied to them in the Financial Statements.

The technology field in which the Group Companies operate are characterized by a high degree of risk. The Group Companies' success is dependent, among other things, upon: their intellectual property and ability to protect it; their ability to raise financing; their ability to successfully complete their products' development and receive regulatory clearance to market them, including through clinical trials; their ability to make the transition from development to manufacturing stages; their ability to market their products on a significant commercial scale; their ability to develop additional products; and their ability to successfully compete in the markets in which they operate.

Elron's ability to effect exit transactions at significant values is affected, among other things, by economic conditions, market conditions in the hi-tech and/or the medical devices industry, the status of the venture capital industry, the status of the capital markets, various contractual and regulatory restrictions, and is also dependent on management's ability to successfully lead exit transactions, and the circumstances and characteristics of the group company whose sale is being considered.

In addition, Elron's and the Group Companies' ability to obtain external financing is affected by economic conditions, the status of the capital markets, and the status of the venture capital industry.

Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the First Quarter of 2015

1.2. Description of Operations in the Period of this Report and Subsequently

1.2.1. Investments

•
In the first three months of 2015, Elron (directly and indirectly) invested approximately $10.7 million in the Group Companies. For further details see section 1.4 below and Note 3 to the Financial Statements.

•
Increase of holdings in Pocared - In February 2015, Elron and other shareholders invested in Pocared an amount of $5 million (Elron's share was approximately $4.5 million). Following the completion of this investment, Elron's holding in Pocared's outstanding shares increased to approximately 53%, and to approximately 50% on a fully diluted basis, and for the first time, Elron was granted the right to appoint a majority of the directors serving on the Board of Directors of Pocared. As a result and beginning February 2015, Pocared became a consolidated company and accordingly, Elron recorded a gain in the first quarter of 2015 in the amount of approximately $10 million with respect to the re-measurement of the fair value of Elron's shareholdings in Pocared prior to the consolidation. As of the approval date of this report, in light of the anticipated delay in sample collection completion for the United States Food and Drug Administration ("FDA") trial Pocared is conducting (see below), Pocared's shareholders, including Elron, have no commitment to any further investment in Pocared (for further details see Note 3.A to the financial statements).

•
Investment in BrainsGate - In January 2015, an investment agreement in BrainsGate in the amount of $26 million was signed. The investment round was led by a leading global healthcare products company, with the participation of additional shareholders of BrainsGate, including Elron. Elron's share in the total investment amount is approximately $7.8 million. The first installment in the amount of $11 million was invested immediately (Elron's share in the first installment was approximately $3.3 million). The second installment will be invested after follow up data of 600 patients participating in BrainsGate's clinical trial will be received, and subject to the decision by a majority of BrainsGate's investors, as stipulated in the agreement. Elron's holding in BrainsGate's outstanding share capital did not change after completion of the agreement (for further details see Note 3.B to the financial statements).

1.2.2. Developments in Main Group Companies

•
Pocared - Further to Item 4B in connection with Pocared's estimates as to the completion date of the FDA trial it is conducting to assess the efficacy of the first application of the system it developed (diagnosis of urinary tract infection), shortly before commencing the process of accelerated production of disposables of the sample processor, a manufacturing defect was discovered, resulting in a certain delay in the transition from slow manufacturing to mass production of disposables and consequently resulting in a delay in the sample collection rate. The source of the defect and the actions required in order to correct it have been analyzed by Pocared and in Pocared's estimation, the correction process could take between two and four months. Until the completion of the correction, the slow sample collection rate will continue. Until now, Pocared has collected approximately 9,100 samples out of the required 19,500 samples and it expects to transition to mass production of the disposable which will enable acceleration of the sample collection rate and to complete the sample collection process two months after correction of the defect instead of April of this year, as previously reported.

Pocared's above estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Pocared's estimations of its sample collection rate potential as of the date of this report, and information existing in Pocared on the date of this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors that may affect this are developments in Pocared's field of operation, failure to obtain regulatory approvals to continue development, failure to meet goals, failure or delay in collecting the number of samples necessary to complete the trial, failure or delay in correcting the defect or the discovery of additional defects in the process, inability to realize technologies, modifications in technologies, modifications in business plan, goals and/or strategy, or if any risk associated with the course of the trial and its results occurs.

Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the First Quarter of 2015

1.2.3. Financing

•
As of the date of filing this report, Elron's and RDC's non-consolidated liquid resources amounted to approximately $82.3 million and $60.8 million, respectively. These amounts include Elron's and RDC's short term bank deposits in the amounts of $50.4 million and $34.5 million, respectively and other short term investments in securities by RDC in the amount of approximately $5.2 million. At this date Elron and RDC have no debt.

1.3. Results of Operations

1.3.1. Elron's main operating results

	For the three months ended March 31, 2015	For the three months ended March 31, 2014	For the year ended December 31, 2014
	Unaudited		Audited
	$ thousands
Net income (loss) attributable to Elron's shareholders	4,915	101,773	85,494
Net income (loss) per share attributable to Elron's shareholders (in $)	0.17	3.42	2.87

As previously mentioned, the income and loss attributable to Elron's shareholders mainly comprises of: I) Elron's share in the losses of Group Companies, II) gains and losses from exit transactions, revaluation of investments, and changes in holdings, III) corporate operating expenses, IV) tax benefit (taxes on income):*

	For the three months ended March 31, 2015	For the three months ended March 31, 2014	For the year ended December 31, 2014
	$ thousands
Losses in respect of Group Companies:
Elron's share in net losses of Group Companies	(4,019)	(3,849)	(15,537)
Excess cost amortization	(5)	-	(10)
Expenses from impairment of investments in Group Companies and financial assets	-	-	(198)
Total	(4,024)	(3,849)	(15,745)
Gain from exit transactions, changes in holdings, and revaluation of investments (net of tax)	10,134	144,484	145,528
Corporate operating expenses	(868)	(1,055)	(5,087)
Tax benefit (taxes on income)	-	(37,649)	(37,565)
Other	(327)	(158)	(1,637)
Net income (loss) attributable to shareholders	4,915	101,773	85,494

* The results summarized in the table are presented net of non-controlling interest.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2015

I)	Losses in respect of Group Companies

Elron's share in the net losses of Group Companies:

As previously mentioned, most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in research and development and in marketing activities. According to accounting principles, these companies' investments in the development of their products are recorded as they occur in their statement of income as an increase in R&D expenses (insofar as these expenses are not capitalized as intangible assets as is permitted, according to accounting principles, only when technological feasibility has been established). Therefore, as the Group Companies increase their investments in order to develop their products and advance their business, they cause Elron to record greater losses in respect of its share in their losses.

The loss Elron recorded in the first quarter of 2015 in respect of its share in the net losses of Group Companies (net of non-controlling interest) resulted mainly from the losses of Pocared, BrainsGate, CartiHeal and Kyma.

The loss Elron recorded in the first quarter of 2014 in respect of its share in the net losses of Group Companies (net of non-controlling interest) resulted mainly from the losses of Pocared, BrainsGate and CartiHeal.

II)	Gain from exit transactions, changes in holdings, and revaluation of investments

Gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in the first quarter of 2015 resulted mainly from a $10,120 thousand gain recorded due to the initial consolidation of Pocared (see section 1.2.1 above).

Gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in the first quarter of 2014 resulted mainly from a $144,467 thousand gain (net of non-controlling interest) recorded due to the completion of the merger of Given Imaging Ltd. ("Given Imaging") ($106,818 thousand net of tax) (see Note 3.B.4.a to the annual consolidated financial statements as of December 31, 2014).

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2015

III)	Corporate operating expenses

Corporate operating expenses include general and administrative expenses.

The decrease in corporate operating expenses in the first quarter of 2015 as compared with the first quarter of 2014 was mainly due to a decrease in payroll expenses due to the termination of the Company's former chairman's employment and due to a change in the NIS-USD exchange rate.

IV) Tax Benefit (Taxes on Income)

In the first quarter of 2015 no taxes on income were recorded.

Taxes on income in the first quarter of 2014 resulted mainly from a tax expense due to the merger of Given Imaging and included approximately $29,000 thousand that were recorded due to the utilization of the deferred tax asset that was recorded in the fourth quarter of 2013, and approximately $7,500 thousand (net of non-controlling interest) current taxes recorded by RDC due to the merger of Given Imaging.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2015

1.3.2. Analysis of the consolidated statements of profit and loss

	For the three months ended March 31,		For the year ended December 31,
	2015	2014	2014
	Unaudited		Audited
	$ thousands			Explanation
Income from sales	206	65	374	Income from sales includes revenues of Cloudyn, which increased the number of its customers and the average price it charged its customers.
Gain from disposal and revaluation of group companies, and changes in holdings, net	10,141	175,037	176,095
In the first quarter of 2015, this item included mainly a $10,120 thousand gain recorded from the initial consolidation of Pocared (see section 1.2.1 above)

In the first quarter of 2014, this item included mainly a $175,019 thousand gain recorded as a result of the completion of the merger of Given Imaging.

Financial income	369	108	887
Financial income in the first quarter of 2015 resulted mainly from interest income on deposits and revaluation of other investments in securities.

Financial income in the first quarter of 2014 resulted mainly from interest income on deposits.

Total income	10,716	175,210	177,356
Cost of sales	50	26	124	The increase in cost of sales is a result of the increase in Cloudyn's sales.
Research and development expenses, net	1,614	415	2,113	See analysis of Elron's and consolidated companies' operating expenses below.
Selling and marketing expenses	351	228	1,324
General and administrative expenses	1,449	1,510	7,057
Equity in losses of associates, net	3,405	3,776	15,840
Elron's share in the net losses of its associates results from its holdings in certain investments that are accounted for under the equity method.

As most of the Group Companies are companies whose operations have not yet generated significant revenues, if at all, and invest considerable resources in research and development and in marketing activities, Elron expects to continue to record losses in respect of these companies' ongoing operations in accordance with the accounting method applied to them in Elron's financial statements. In addition, see the analysis of the results of operations of main associate below.

Financial expenses	608	101	3,393
Financial expenses in first quarter of 2015 resulted mainly from USD-NIS exchange rate fluctuations, primarily in NIS bank deposits held by RDC.

Financial expenses in the first quarter of 2014 resulted mainly from commissions on the loan drawn down under the credit line agreement with Silicon Valley Bank, and from translation differences (the loan was repaid and the credit line was terminated in the first quarter of 2014).

Other expenses, net	-	-	793
Total expenses	7,477	6,056	30,644
Income before taxes on income	3,239	169,154	146,712
Taxes on income	(7)	(45,220)	(45,326)	Taxes on income in the first quarter of 2014 resulted mainly from the gain that was recorded due to the completion of the merger of Given Imaging.
Net income	3,232	123,934	101,386
Net income attributable to the Company's shareholders	4,915	101,773	85,494
Net income (loss) attributable to non-controlling interest	(1,683)	22,161	15,892
The net income or loss attributable to non-controlling interests results mainly from the share of the non-controlling interest in the gain or loss recorded by RDC.

In the first quarter of 2015 the loss attributable to non-controlling interest resulted mainly from the share of the non-controlling interest in the current loss recorded by RDC in respect of the losses of its subsidiaries.
In the first quarter of 2014 the net income attributable to non-controlling interest resulted mainly from the share of RDC's non-controlling interest in the gain RDC recorded due to the completion of the merger of Given Imaging.

Basic and diluted net income per share attributable to the Company's shareholders (in $)	0.17	3.42	2.87

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2015

Operating Expenses

Operating expenses in the first quarter of 2015 and 2014 amounted to $3,414 and $2,153 thousand, respectively, and comprised mainly of research and development expenses, net, selling and marketing expenses, and general and administrative expenses of Elron's and consolidated companies' corporate operations, as detailed below:

	For the three months ended March 31,
	2015	2014
	$ thousands		Explanation
Corporate	868	1,055	The decrease was mainly due to a decrease in payroll expenses due to the termination of the Company's former chairman's employment and due to a change in the NIS-USD exchange rate.
RDC	539	264	The increase was mainly due to increased activities related to locating, examining and incubating projects.
RDSeed (1)	825	834
The change was mainly due to an increase in the operating expenses of Cloudyn, due to the  expansion of its operations. This increase was offset by a decrease in the operating expenses of POSE P.O.S Ltd. ("POSE"), which downsized its operations in 2015.

Pocared (2)	1,182	-
The operating expenses showing in the table are from the initial consolidation date and until the end of the first quarter. Pocared's operating expenses for the first quarter of 2015 in full and for the first quarter of 2014 were $2,289 and $2,745, respectively. The decrease resulted mainly from the fact that in the first quarter of 2014 Pocared incurred expenses in constructing systems to improve its sample collection process.

Total	3,414	2,153

(1) Includes the operating expenses of the subsidiaries Cloudyn and POSE.

(2) From the date of initial consolidation in February 2015.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2015

1.3.3. Analysis of the results of operations of main associate

BrainsGate

	For the three months ended March 31,
	2015	2014
	Unaudited
	$ thousands		Explanation
Loss	2,502	1,757
BrainsGate is in the development stage and has not yet commenced sales. BrainsGate's losses mainly result from research and development expenses. The increase in loss in the first quarter of 2015 compared with the first quarter of 2014 was mainly due to an increase in share based payments expenses, due to recapitalization of BrainsGate's equity, as part of the investment agreement from January 2015 (see section 1.2.1 above and Note 3.B to the financial statements.

For details in regard with Pocared's results of operations, which was a main associate until the date of initial consolidation, see section 1.3.2 above.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2015

1.4. Financial Position, Liquidity and Capital Resources

Financial position

	March 31, 2015	December 31, 2014
	Unaudited	Audited
	$ thousands
Total assets in the consolidated statement of financial position	207,363	197,728
Investments in associates and financial assets measured at fair value	35,842	33,858
Current assets	152,876	160,363
Intangible assets, net	17,761	3,428
Current liabilities	5,959	4,951
Equity including non-controlling interest	201,404	192,777

Total equity at March 31, 2015 was $201,404 thousand, representing approximately 97% of the total assets in the statement of financial position, compared with $192,777 thousand at December 31, 2014, representing approximately 97% of total assets in the statement of financial position. The increase in equity resulted mainly from the gain recorded and the increase in non-controlling interests following the initial consolidation of Pocared (see section 1.2.1 above). This increase was partially offset by Elron's share in losses of associates.

Consolidated working capital at March 31, 2015 amounted to $146,917 thousand, compared with $155,412 thousand at December 31, 2014. The decrease in working capital resulted from the decrease in cash balance due to investments in subsidiaries and associates (as detailed below).

The increase in intangible assets resulted mainly from a $14,387 thousand increase resulting from the initial consolidation of Pocared in February 2015 (see section 1.2.1 above).

Elron's and RDC's primary cash flows (1)

	For the three months ended March 31, 2014	For the three months ended March 31, 2014
	Unaudited
	$ thousands
Investments in Elron's and RDC's group companies (1)	(10,716)	(8,139)
Proceeds from disposal of Elron's and RDC's non-current investments	109	265,192
Repayment of Elron's debt	-	(4,000)

(1) The amounts presented include RDC's and RDseed's cash flows in full (100%) in addition to Elron's cash flows, but exclude the cash flows of their subsidiaries.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2015

Cash balance

Consolidated liquid resources at March 31, 2015 amounted to $151,795 thousand (including short term bank deposits and other investments in securities in the total amount of approximately $100,195 thousand), compared with $159,914 thousand at December 31, 2014 (including short term bank deposits in the amount of approximately $93,951 thousand).

Elron's and RDC's non-consolidated liquid resources at March 31, 2015 amounted to $83,749 and $60,353 thousand, respectively (as mentioned above Elron's and RDC's liquid resources as of March 31, 2015 included short term bank deposits and other investments in securities in the total amount of approximately $60,508 and $39,687 thousand, respectively). Elron's and RDC's non-consolidated liquid resources at December 31, 2014 amounted to $93,378 and $63,102 thousand, respectively (as mentioned above Elron's and RDC's liquid resources as of December 31, 2014 included short term bank deposits in the amount of approximately $60,360 and $33,591 thousand, respectively).

Uses of cash

The main uses of cash in the first quarter of 2015 were investments and loans to Group Companies in the amount of $9,018 thousand by Elron, and $1,698 thousand by RDC. Furthermore, cash was used to pay corporate and RDC's operating expenses, as detailed above in section 1.3.2.

The main uses of cash in the first quarter of 2014 were investments and loans to Group Companies in the amount of $6,939 thousand by Elron, and $1,200 thousand by RDC. Furthermore, cash was used to pay corporate and RDC's operating expenses, as detailed above in section 1.3.2. In addition, Elron repaid its entire debt to Silicon Valley Bank in the amount of $4,000 thousand as mentioned below.

Investments in Group Companies during the first quarter of 2015 and 2014 are summarized in the following table (see also Note 3 to the Financial Statements for additional details regarding investments in Group Companies):

	Elron		RDC
	For the three months ended March 31, 2015	For the three months ended March 31, 2014	For the three months ended March 31, 2015	For the three months ended March 31, 2014
	Unaudited
	$ thousands
Consolidated Companies (1)
Pocared (2)	4,452	6,839	-	-
POSE	-	-	73	200
	4,452	6,839	73	200
Associates and Other Investments
BrainsGate	3,284	-	-	-
Kyma	-	-	1,625	1,000
Cartiheal	1,282	-	-	-
Other	-	100	-	-
	4,566	100	1,625	1,000
Total investments	9,018	6,939	1,698	1,200

(1) The amounts exclude RDC's investment in RDSeed in the amount of $3,000 thousand in the first quarter of 2014. This investment does not affect the cash included in the Financial Statements.
(2) Consolidated for the first time from February 2015.

Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the First Quarter of 2015

Proceeds from the disposal of Elron's and RDC's non-current investments

In the first quarter of 2015 Elron did not receive cash in material amounts from the disposal of investments.

Proceeds Elron and RDC received from the disposal of non-current investments in the first quarter of 2014 mainly included proceeds Elron and RDC received in the amount of approximately $204,000 thousand and approximately $61,000 thousand (net of tax), respectively, as a result of the completion of the merger of Given Imaging.

Main Group Companies' cash flows

	Cash flows from operating activities (1)		Cash balance
	For the three months ended March 31, 2015	For the Three months ended March 31, 2014	As of March 31, 2015	As of December 31, 2014
	Unaudited			Audited
	$ thousands
BrainsGate	(1,606)	(1,445)	8,630	7,762
Pocared	(1,916)	(2,657)	5,435	2,414

(1)    In accordance with US-GAAP.

2. Market Risk Exposure and Management

2.1. Report on Linkage Bases

Presented below is the Company's consolidated linkage balance at March 31, 2015, December 31, 2014, and March 31, 2014.

As of March 31, 2015 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	-	32,128	19,472	-	51,600
Bank deposits	-	90,012	4,961	-	95,063
Other investments in securities, net	-	-	-	5,132	5,132
Other accounts receivable	63	145	625	248	1,081
Investments in associates	-	-	-	8,415	8,415
Other investments measured at fair value	-	-	-	27,427	27,427
Property, plant and equipment, net	-	-	-	884	884
Intangible assets, net	-	-	-	17,761	17,761
Total assets	63	122,375	25,058	59,867	207,363

Liabilities (1)
Trade payables	-	63	322	-	385
Other account payables	-	1,217	4,271	86	5,574
Long-term taxes	-	1,280	4,593	86	5,959

Total liabilities

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2015

As of December 31, 2014 ($ thousands) (audited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	-	41,947	24,016	-	65,963
Other accounts receivable	45	128	204	72	449
Bank deposits	1,234	88,860	3,857	-	93,951
Investments in associates	-	-	-	6,300	6,300
Other investments measured at fair value	-	-	-	27,558	27,558
Property, plant and equipment, net	-	-	-	79	79
Intangible assets, net	-	-	-	3,428	3,428
Total assets	1,279	130,935	28,077	37,437	197,728

Liabilities (1)
Trade payables	-	23	129	-	152
Other account payables	-	562	4,165	72	4,799
Total liabilities	-	585	4,294	72	4,951

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

As of March 31, 2014 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	-	278,949	4,492	-	283,441
Other accounts receivable	57	104	395	193	749
Investments in associates	-	-	-	12,740	12,740
Other investments measured at fair value	-	-	-	25,831	25,831
Property, plant and equipment, net	-	-	-	72	72
Intangible assets, net	-	-	-	4,404	4,404
Other long-term receivables	-	3,074	28	-	3,102
Total assets	57	282,127	4,915	43,240	330,339

Liabilities (1)
Trade payables	-	31	193	-	224
Other account payables	-	603	3,096	249	3,948
Long-term taxes	-	-	-	2,872	2,872
Total liabilities	-	634	3,289	3,121	7,044

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2015

2.2. Sensitivity Tests of Financial Instruments

The following tables describe sensitivity tests of the fair value of financial instruments included in the Financial Statements that are held by the Company and its subsidiaries, in accordance with changes in market factors.

The following comments should be considered with regards to the tables below:

1.	The exchange rates used in the sensitivity tests are the closing rates on the day of calculation.

2.	For details regarding the influence of exchange rate changes on financial assets and liabilities, see the reports on linkage bases above.

3.	Sensitivity tests for the influence of NIS interest rate changes and value of other short term investments in securities were not presented due to their negligible influence on their fair value.

I. Sensitivity tests of balances as of March 31, 2015

Sensitivity test of changes in share prices of other investments measured at fair value

	Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% absolute value	10%	5%	0% interest	10%	5%
	$ thousands
Short term bank deposits	90,253	(733)	(20)	(10)	202	20	10

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value	27,427	2,743	1,372	(2,743)	(1,372)

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2015

II. Sensitivity tests of balances as of December 31, 2014

Sensitivity test of changes in share prices of other investments (measured at fair value

	Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% absolute value	10%	5%	0% interest	10%	5%
	$ thousands
Short term bank deposits	88,975	(1,147)	(43)	(21)	429	43	21

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value	27,558	2,756	1,378	(2,756)	(1,378)

II. Sensitivity tests of balances as of March 31, 2014

Sensitivity test of changes in share prices of other investments (measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value	25,453	2,545	1,273	(2,545)	(1,273)

Changes in dollar interest rates as of March 31, 2014 would not have significantly changed the fair value of financial instruments.

Ami Erel Director *	Ari Bronshtein CEO

May 14, 2015, Tel Aviv

* Authorized by the board of directors to sign this report in lieu of the chairman of the board, see section 1.1.1 above.

Elron Electronic Industries Ltd. Part III English Translation of Interim Consolidated Financial Statements As of March 31, 2015 Unaudited

Elron Electronic Industries Ltd.

Interim Consolidated Financial Statements as of March 31, 2015

Contents

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Auditors' review report to the shareholders of Elron Electronic Industries Ltd.

Introduction

We have reviewed the accompanying financial information of Elron Electronic Industries Ltd. ("the Company") and its subsidiaries, which comprises the interim consolidated statement of financial position as of March 31, 2015 and the related interim consolidated statements of income, comprehensive income, changes in equity and cash flows for the three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for this period in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review/audit the interim financial information of certain associates, the investment in which at equity, amounted to approximately $ 0.6 and $ 0.9 Million as of March 31, 2015 and December 31, 2014, respectively, and the Company's share in their losses amounted to approximately $ 0.4 and $ 0.6 Million for the three month period ended March 31, 2015 and for the year ended December 31, 2014, respectively. The interim financial information of those companies was reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of those companies, is based on the review/audit reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the reports of other auditors nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 14, 2015	A Member of Ernst & Young Global

Consolidated Statements of Financial Position

	March 31		December 31
	2015	2014	2014
	Unaudited		Audited
	$ thousands

Current assets
Cash and cash equivalents	51,600	283,441	65,963
Bank deposits	95,063	-	93,951
Other investments in securities, net	5,132	-	-
Other accounts receivable	1,081	3,851	449

	152,876	287,292	160,363
Non-current assets
Investments in associates	8,415	12,740	6,300
Other investments measured at fair value	27,427	25,831	27,558
Property, plant and equipment, net	884	72	79
Intangible assets, net (see Note 3.A)	17,761	4,404	3,428

	54,487	43,047	37,365

Total assets	207,363	330,339	197,728

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Financial Position

	March 31		December 31
	2015	2014	2014
	Unaudited		Audited
	$ thousands
Current liabilities
Trade payables	385	224	152
Other accounts payable	5,574	3,948	4,799

	5,959	4,172	4,951
Long-term liabilities
Long term tax liability	-	2,872	-

	-	2,872	-
Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,753	190,753	190,753
Capital reserves	2,548	(6,493)	2,066
Retained earnings (accumulated deficit)	(42,125)	88,256	(46,513)

	160,749	282,089	155,879

Non-controlling interests	40,655	41,206	36,898

Total equity	201,404	323,295	192,777

Total liabilities and equity	207,363	330,339	197,728

The accompanying notes are an integral part of the interim consolidated financial statements.

Ami Erel	Ari Bronshtein	Yaron Elad
Director *)	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: May 14, 2015

*	Authorized by the board of directors to sign these financial statements in lieu of the chairman of the board, see Note 1.

Consolidated Statements of Income

	For the three months ended March 31		For the year ended December 31 2014
	2015	2014
	Unaudited		Audited
	$ thousands (except for net income per share data)
Income
Income from sales	206	65	374
Gain from disposal and revaluation of investee companies and changes in holdings, net (see Note 3.A)	10,141	175,037	176,095
Financial income	369	108	887

	10,716	175,210	177,356

Expenses
Cost of sales	50	26	124
Research and development expenses	1,614	415	2,113
Selling and marketing expenses	351	228	1,324
General and administrative expenses	1,449	1,510	7,057
Equity in losses of associates, net	3,405	3,776	15,840
Financial expenses	608	101	3,393
Other expenses, net	-	-	793

	7,477	6,056	30,644

Income before taxes on income	3,239	169,154	146,712
Taxes on income	(7)	(45,220)	(45,326)

Net income	3,232	123,934	101,386

Attributable to:
The Company's shareholders	4,915	101,773	85,494
Non-controlling interests	(1,683)	22,161	15,892

	3,232	123,934	101,386

Net income per share attributable to the Company's shareholders (in $)

Basic and diluted net income per share	0.17	3.42	2.87

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Comprehensive Income

	For the three months ended March 31		For the year ended December 31 2014
	2015	2014
	Unaudited		Audited
	$ thousands

Net income	3,232	123,934	101,386

Other comprehensive loss (net of tax):

Amounts that would never be reclassified to profit or loss:

Loss from financial assets measured at fair value through other comprehensive income, net	(45)	(467)	(421)

Total loss that would never be reclassified to profit or loss	(45)	(467)	(421)

Total gain that would be reclassified to profit or loss under certain conditions	-	-	-

Total other comprehensive loss	(45)	(467)	(421)

Total comprehensive income (loss)	3,187	123,467	100,965

Attributable to:
Company's shareholders	4,870	101,306	85,073
Non-controlling interests	(1,683)	22,161	15,892

	3,187	123,467	100,965

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands

Balance at January 1, 2015 (audited)	9,573	190,753	351	(2,304)	4,019	(46,513)	155,879	36,898	192,777

Total comprehensive income (loss)	-	-	-	(45)	-	4,915	4,870	(1,683)	3,187
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	6	6
Non-controlling interests created due to initially consolidated company (Note 3.A)	-	-	-	-	-	-	-	5,434	5,434
Sale of financial assets measured at fair value through other comprehensive income	-	-	-	527	-	(527)	-	-	-

Balance at March 31, 2015	9,573	190,753	351	(1,822)	4,019	(42,125)	160,749	40,655	201,404

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non-controlling interests	Retained earnings (accumulated deficit)	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands

Balance at January 1, 2014 (audited)	9,573	190,753	351	(10,513)	3,996	(13,377)	180,783	19,032	199,815

Total comprehensive income (loss)	-	-	-	(467)	-	101,773	101,306	22,161	123,467
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	13	13
Sale of financial assets measured at fair value through other comprehensive income	-	-	-	140	-	(140)	-	-	-

Balance at March 31, 2014	9,573	190,753	351	(10,840)	3,996	88,256	282,089	41,206	323,295

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	$ thousands

Balance at January 1, 2014	9,573	190,753	351	(10,513)	3,996	(13,377)	180,783	19,032	199,815

Total comprehensive income (loss)	-	-	-	(421)	-	85,494	85,073	15,892	100,965
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	38	38
Dividend to equity holders of the Company	-	-	-	-	-	(110,000)	(110,000)	-	(110,000)
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	2,000	2,000
Investment in subsidiaries by RDC	-	-	-	-	23	-	23	(64)	(41)
Sale of financial assets measured at fair value through other comprehensive income	-	-	-	8,630	-	(8,630)	-	-	-

Balance at December 31, 2014	9,573	190,753	351	(2,304)	4,019	(46,513)	155,879	36,898	192,777

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Cash Flows

	For the three months ended March 31		For the year ended December 31 2014
	2015	2014
	Unaudited		Audited
	$ thousands

Cash flows from operating activities
Net income	3,232	123,934	101,386

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Adjustment to the profit or loss items:
Depreciation and amortization	122	66	251
Financial expenses, net	482	3	3,077
Stock based compensation and changes in liability in respect of options	6	-	(201)
Impairment of intangible assets	-	-	814
Loss (gain) from disposal and revaluation of investee companies and changes in holdings, net	(10,141)	(175,037)	(176,095)
Equity in losses of associates, net	3,405	3,776	15,840
Taxes on income	7	45,220	45,326
Other	(262)	(43)	(568)

	(6,381)	(126,015)	(111,556)
Changes in Assets and Liabilities:
Increase in other accounts receivable	(322)	(496)	(200)
Increase (decrease) in trade payables	24	48	(24)
Increase (decrease) in other accounts payable	(213)	436	(263)

	(511)	(12)	(487)
Cash paid and received during the period for:
Interest paid	-	(12)	(12)
Interest received	35	70	519

	35	58	507

Net cash used in operating activities	(3,625)	(2,035)	(10,150)

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Cash Flows (Cont.)

	For the three months ended March 31		For the year ended December 31
	2015	2014	2014
	Unaudited		Audited
	$ thousands
Cash flows from investment activities
Purchase of property and equipment	(6)	(9)	(39)
Investment in associates and other companies	(6,191)	(7,939)	(14,531)
Acquisition of subsidiaries consolidated for the first time, net of cash acquired	1,893	-	-
Proceeds from sale of investments in subsidiaries net of cash disposed of due to deconsolidation	-	-	3,074
Proceeds from sale of associates and other companies	21	283,771	283,905
Proceeds from sale of financial assets measured at fair value	88	2	203
Other investments in securities	(4,980)	-	-
Taxes paid	-	(18,579)	(19,534)
Investment in deposits, net	(1,046)	-	(93,628)

Net cash provided by (used in) investment activities	(10,221)	257,246	159,450

Cash flows from financing activities
Dividend paid to the Company's shareholders	-	-	(110,000)
Investment of non-controlling interests in subsidiaries	-	-	2,000
Purchase of shares and options from non-controlling interests	-	-	(44)
Repayment of long term loans	-	(4,000)	(4,000)

Net cash used in financing activities	-	(4,000)	(112,044)

Exchange rate differences in respect of cash and cash equivalents	(517)	(61)	(3,584)

Increase (decrease) in cash and cash equivalents	(14,363)	251,150	33,672

Cash and cash equivalents as of beginning of the period	65,963	32,291	32,291

Cash and cash equivalents as of end of the period	51,600	283,441	65,963

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – General

Elron Electronic Industries Ltd. ("Elron" or "the Company") is an operational holding company that focuses on building technology companies. Elron's group of companies includes companies at different stages of development operating in various technology fields such as medical devices and other fields. The Company is an Israeli-resident company incorporated in Israel, traded on the Tel-Aviv Stock Exchange and the over-the-counter market in the United States. Its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv, Israel.

The Company's parent company is Discount Investment Corporation Ltd. ("DIC"), an Israeli-resident company, traded on the Tel-Aviv Stock Exchange. DIC holds an approximately 50.32% interest in the Company as of March 31, 2015.

The accompanying consolidated financial statements have been prepared as of March 31, 2015, and for the three months then ended ("interim consolidated financial statements") in accordance with International Financial Reporting Standards ("IFRS") in condensed format. The interim consolidated financial statements are presented in U.S. dollars, the Company's functional currency, and are rounded to the nearest thousand. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2014 and the year then ended and accompanying notes ("the annual consolidated financial statements").

Due to the fact that as of May 14, 2015, the approval date of these financial statements, the Company's board of directors did not have a chairman, on this date the board of directors authorized Ami Erel, a director at the Company, to sign these financial statements in lieu of the chairman of the board.

Note 2 – Significant Accounting Policies and Basis of presentation

The interim consolidated financial statements were prepared in accordance with generally accepted accounting policies for the preparation of financial statements for interim periods as prescribed in  IAS 34 – Interim Financial Reporting, and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 ("the Regulations").

The significant accounting policies followed in the preparation of the interim consolidated financial statements are identical to those applied in preparation of the annual consolidated financial statements.

Note 3 – Material Changes During the Reporting Period

A.	Pocared

Pocared Diagnostics Ltd. ("Pocared"), an Israeli company, is developing a real-time and automated system for infectious diseases diagnosis using optical technology. As of the reporting date, Elron holds approximately 53.3% of Pocared's outstanding shares. Prior to its consolidation in February 2015, as detailed below, the investment in Pocared was accounted for under the equity method of accounting.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

A.
Pocared (Cont.)

As mentioned in Note 3.B.4.b) to the annual consolidated financial statements, in February 2015, Elron and other shareholders invested in Pocared an amount of $5,000 in consideration for additional Preferred G shares and warrants to purchase additional Preferred G shares (Elron's share was approximately $4,450) (the "Investment Agreement").

Following the completion of this investment, Elron's holding in Pocared's outstanding shares increased from approximately 50.3% to approximately 53.3%, and from approximately 44.3% to approximately 50.1% on a fully diluted basis. As a result, following the aforementioned investment, and for the first time, Elron holds the majority of voting rights in Pocared, considering substantive voting rights, as defined in IFRS 10, Consolidated Financial Statements. In addition, and for the first time,  Elron was granted the right to appoint a majority of the directors serving on the Board of Directors of Pocared. As a result and beginning February 2015, Pocared became a consolidated company and accordingly, Elron recorded a gain in the first quarter of 2015 in the amount of approximately $10,100 with respect to the re-measurement of the fair value of Elron's shareholdings in Pocared prior to the consolidation (i.e. fair value, as detailed below, of $10,800 less the carrying amount of the holding in Pocared prior to initial consolidation in the amount of $700). This gain was recorded under line item gain from disposal and revaluation of investee companies and changes in holdings, net in the statement of income.

It should be mentioned, that as of the approval date of these statements, Pocared's shareholders, including Elron, have no commitment to any further investment in Pocared.

The impact on the assets and liabilities in the Company's consolidated statement of financial position as of the date of initial consolidation of Pocared's financial statements was as follows (in fair value):

Values recognized upon initial consolidation

Cash and cash equivalents	6,345
Other accounts receivable	264
Property, plant and equipment, net	867
Intangible assets, net	14,387
Trade payables	(209)
Other accounts payable	(981)
Non-controlling interests	(5,434)

Purchase consideration	15,239

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

A.
Pocared (Cont.)

The purchase consideration of the business combination as of the date of initial consolidation was estimated at approximately $15,250 and included an approximately $4,450 cash payment as well as an amount of approximately $10,800 which represents the fair value of the Company's investment on the date control was obtained. The fair value of non-controlling interests was estimated at the date of initial consolidation at approximately $5,400. As a result, at the time of the business combination an intangible asset attributed mostly to IPR&D in the amount of $14,400 was recognized. The amortization of this asset will commence when sales from the relevant development will start. The rate of depreciation will be determined according to an estimation of the time of sales from this development.

This valuation of Elron's holdings in Pocared was determined with the assistance of an independent valuation firm. The significant details included in this valuation are as follows:

1.	The subject of the valuation: Elron's investment in Pocared.

2.	The valuation's effective date: As of February 12, 2015. The date of the engagement with the valuation firm was February 2015.

3.	The fair value of the investment in Pocared at the date of business combination: As of February 12, 2015 approximately $15,250.

4.
The valuation model used by the valuation firm:

The fair value of Elron's investment in Pocared was estimated using the Option Pricing Model (OPM), using the value derived from the aforementioned investment agreement at determining Pocared's value and using the formulas of Black and Scholes model for allocating Pocared's value to different classes of shares and for determining the value of Elron's interest accordingly.

 5.             The key assumptions used in the valuation were:

a.	The standard deviation: 85.2%.
b.	Risk free rate: 0.54%.
c.	Dividend yield: 0

In addition, this valuation included the purchase price allocation to Pocared's assets and liabilities. The estimation of the fair value of the IPR&D asset was conducted using the relief-from-royalties method, employing an estimated royalty rate of 5.1%.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

B.	BrainsGate

BrainsGate Ltd. ("BrainsGate") is developing a minimally invasive treatment platform for patients suffering from Central Nervous System diseases. As of the reporting date, Elron holds approximately 30% of BrainsGate's outstanding shares and approximately 27% on a fully diluted basis. BrainsGate is accounted for under the equity method of accounting.

In January 2015, an investment agreement in BrainsGate in the amount of $26,000 was signed. The investment round was led by a leading global healthcare products company, with the participation of additional shareholders of BrainsGate, including Elron. The investment agreement is in two installments in consideration for Preferred BB shares and warrants for Preferred BB shares. Elron's share in the total investment amount is approximately $7,800. The first installment in the amount of $11,000 was invested immediately (Elron's share in the first installment was approximately $3,300). The second installment will be invested after follow up data of 600 patients participating in BrainsGate's clinical trial will be received, and subject to the decision by a majority of BrainsGate's investors, as stipulated in the agreement. Elron's holding in BrainsGate's outstanding share capital did not change after completion of the first installment.

In addition, with the completion of the first installment, BrainsGate's equity was re-capitalized such that all outstanding Preferred shares on the date of investment were converted into Ordinary shares of BrainsGate, and all warrants to purchase preferred shares were amended such that the underlying shares shall be Ordinary shares, commencing that date.

C.	CartiHeal

CartiHeal (2009) Ltd. ("CartiHeal") is developing an implant for repair of articular cartilage and osteochondral defects. As of the reporting date, Elron holds approximately 34% of CartiHeal's outstanding shares, and the investment in CartiHeal is accounted for under the equity method of accounting.

As mentioned in Note 3.B.4.d) to the annual consolidated financial statements, in February 2015, CartiHeal entered into an agreement with its principal shareholders, including Elron, to extend the agreement dated January 2012, raising approximately $3,000 in consideration for Preferred D shares and warrants for Preferred D shares. The investment amount was invested immediately. Elron's share in this amount was approximately $1,300. As a result, Elron's holding in CartiHeal's outstanding shares increased from approximately 32% to approximately 34%.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

D.	Kyma

Kyma Medical Technologies Ltd. ("Kyma") is developing a remote patient monitoring (RPM) solution for Congestive Heart Failure (CHF) patients. As of the reporting date, RDC Rafael Development Corporation Ltd. ("RDC", a 50.1% held subsidiary) holds approximately 53% of Kyma's outstanding shares and approximately 37% on a fully diluted basis and the investment in Kyma is accounted for under the equity method.

As mentioned in Note 3.B.4.e) to the annual consolidated financial statements, in February 2015, Kyma signed an investment agreement with its principal shareholders, including RDC, in the amount of approximately $6,200 in two installments in consideration for Preferred C shares. RDC's share in this amount is $2,500. The investment amount includes a loan granted to Kyma in December 2014 in the amount of $500 (RDC's share is $250) and was converted into Preferred C shares at the date of the first installment. The first installment in respect of this investment in the amount of $4,200 was invested immediately. RDC's share in the first installment was $1,600. The second installment will be invested upon Kyma meeting a milestone as set forth in the agreement.

Following the aforementioned investment, RDC's holding in Kyma's outstanding shares decreased from approximately 58% to approximately 53%.

E.	Services Agreement with DIC

Further to Note 3.B.4.e) to the annual consolidated financial statements, in April 2015, subsequent to the reporting date, a general meeting of the Company's shareholders approved the amendment and extension of the services agreement with DIC for an additional period of three years.

Note 4 – Contingent Liabilities

For details regarding pending contingent liabilities and claims against the Company and its group companies as of the date of approval of these interim consolidated financial statements, see Note 12 to the annual consolidated financial statements, approved for publication on March 11, 2015.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 5 – Summarized data of the financial statements of associates, unadjusted to the Group's percentage of holdings (*)

	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Equity attributable to shareholders of the company	Equity attributable to non-controlling interests

As of March 31, 2015
BrainsGate Ltd.	12,315	78	12,393	2,243	2,034	4,277	8,116	-

As of March 31, 2014
BrainsGate Ltd.	7,815	160	7,975	2,840	1,225	4,065	3,910	-

As of December 31, 2014
BrainsGate Ltd.	3,066	116	3,182	2,247	1,207	3,454	(272)	-

	Revenues	Gross profit	Operating loss	Loss from continuing operations	Loss for the year	Loss attributable to shareholders of the company	Loss attributable to non-controlling interests	Other comprehensive income (loss)	Total comprehensive loss

For the three months period ended March 31, 2015 (unaudited)
BrainsGate Ltd.	-	-	(2,062)	(2,502)	(2,502)	(2,502)	-	-	(2,502)

For the three months period ended March 31, 2014 (unaudited)
BrainsGate Ltd.	-	-	(1,768)	(1,757)	(1,757)	(1,757)	-	-	(1,757)

For the year ended December 31, 2014 (audited)
BrainsGate Ltd.	-	-	(5,940)	(6,002)	(6,002)	(6,002)	-	-	(6,002)

(*)	The information presented does not include excess cost and goodwill.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 – Financial instruments

A.	Fair value

The carrying amount of all of the Company's financial assets and liabilities, including cash and cash equivalents, bank deposits, other investments in securities, net, other accounts receivable, other investments measured at fair value, other long term receivables, other accounts payable and trade payables, conform to or approximate their fair values.

B.	Classification of financial instruments by fair value hierarchy

The financial instruments presented in the statement of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Financial assets measured at fair value:

	As of March 31, 2015
	Unaudited
	Level 1	Level 2	Level 3
Other investments measured at fair value	88	-	27,339
Other investments in securities, net	5,132	-	-

	5,220	-	27,339

	As of March 31, 2014
	Unaudited
	Level 1	Level 2	Level 3
Other investments measured at fair value	378	-	25,453

	As of December 31, 2014
	Audited
	Level 1	Level 2 (*)	Level 3
Other investments measured at fair value	219	-	27,339

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 – Financial instruments (Cont.)

Changes in financial assets classified in Level 3:

During the first quarter of 2015 and 2014 there were no changes in financial assets classified in Level 3.

For the year ended December 31, 2014:

Financial assets measured at fair value

Balance as of January 1, 2014	25,453

Total recognized income (loss):
In profit or loss (*)	919
Investment	967
Balance as of December 31, 2014	27,339

(*)	The entire gain included in profit or loss relating to assets held at the end of the reporting period.

C.	Valuation techniques

For details on the fair value of investments in unquoted shares, see Note 6 to the annual consolidated financial statements.

Elron Electronic Industries Ltd.

ANNEX TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A.	Details relating to investments in the interim consolidated financial statements as of March 31, 2015 (unaudited)

	Rate of holdings in equity		Consolidated rate of holdings in	Elron's effective rate of holdings	Fully diluted consolidated rate of	Elron's fully diluted effective rate of	Consolidated carrying value of investment March 31,
	Elron (1)	RDC (2)	equity	in equity (3)	holdings	holdings (3)	2015
	%						$ thousands
Investments in investee companies

Subsidiaries:

Pocared Diagnostics Ltd.	53.34	-	53.34	53.34	50.05	50.05	14,714
Cloudyn Software Ltd.	-	55.40	55.40	27.75	53.16	26.63	198
Pose POS Ltd. (formerly Blitz Branding Ltd.)	-	41.35	41.35	20.72	40.30	20.19	-

Associates:

BrainsGate Ltd.	29.86	-	29.86	29.86	26.69	26.69	1,592
Cartiheal (2009) Ltd.	34.00	-	34.00	34.00	28.53	28.53	1,513
Kyma Medical Technologies Ltd.	-	52.83	52.83	26.47	36.80	18.44	4,527
M.G.Therapeutics Ltd. ( formerly DES Dry Eye Solutions Ltd.)	17.00	-	17.00	17.00	30.00	30.00	104
Plymedia Israel (2006) Ltd.	26.69	-	26.69	26.69	18.94	18.94	-
Open Legacy Technologies Ltd.	-	24.27	24.27	12.16	18.97	9.51	297
Page 2 Site Ltd.	-	25.45	25.45	12.75	24.11	12.08	259
Bruwz Technologies Ltd.	-	30.54	30.54	15.30	28.11	14.08	103

Other investments:

Notal Vision Inc.	21.47	-	21.47	21.47	18.43	18.43	13,834
Jordan Valley Semiconductors Ltd.	18.83	-	18.83	18.83	16.95	16.95	9,030
Atlantium Technologies Inc.	7.77	-	7.77	7.77	6.60	6.60	130
Aqwise – Wise Water Technologies Ltd.	19.81	-	19.81	19.81	17.94	17.94	4,280
Enablence Technologies Inc.	1.27	-	1.27	1.27	N/A	N/A	88

(1)	Including holdings through Elron's fully-owned subsidiaries.
(2)	Including holdings through RDSeed.
(3)	Elron's effective holdings include holdings by RDC and RDSeed multiplied by 50.10%. (Elron's holding rate in RDC).

Elron Electronic Industries Ltd. English Translation of Financial Data from the Interim Consolidated Financial Statements Attributable to the Company As of March 31, 2015 Unaudited

Contents

-----------------------

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Special report to the review of the separate interim financial information in accordance with
Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Elron Electronic Industries Ltd. ("the Company") as of March 31, 2015 and for the three months then ended. The Company's board of directors and management are responsible for the separate interim financial information. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, in accordance with Regulation 38d to the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 14, 2015	A Member of Ernst & Young Global

Special Report according to Regulation 38d
Financial Data and Information from the Interim Consolidated Financial Statements
Attributable to Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("Separate Data") are derived from the Company's Interim Consolidated Financial Statements as of March 31, 2015, and for the three months then ended ("the Interim Consolidated Financial Statements"), which form part of the Company's periodic reports. The Separate Data is presented in accordance with Regulation 38d of the Israel Securities Regulations (Periodic and Immediate Reports) – 1970.

The significant accounting policies followed in the preparation of the following Separate Data are identical to those applied in the preparation of the Company's consolidated annual financial statements for the year ended December 31, 2014 ("Consolidated Financial Statements for 2014") and the Company's Interim Consolidated Financial Statements, apart from differences arising from compliance with the aforementioned regulations.

Presentation of transactions which were eliminated in the interim consolidated financial statements
Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated in the preparation of the Company's Interim Consolidated Financial Statements.
In the Separate Data, such transactions are presented as follows:

■	Financial position data attributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the Interim Consolidated Financial Statements.
■
Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the Interim Consolidated Financial Statements.

■	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the Interim Consolidated Financial Statements.

 Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	March 31		December 31
	2015	2014	2014
	Unaudited		Audited
	$ thousands

Current assets
Cash and cash equivalents	23,195	211,863	33,330
Bank deposits	60,508	-	60,360
Other accounts receivable	371	621	261

	84,074	212,484	93,951

Non-current assets
Investments in subsidiaries and associates, net	124,171	130,713	111,272
Other investments measured at fair value	27,139	25,543	27,271
Property, plant and equipment, net	22	35	26

	151,332	156,291	138,569

Total assets	235,406	368,775	232,520

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	March 31	March 31	December 31
	2015	2014	2014
	Unaudited		Audited
	$ thousands
Current liabilities
Trade payables	33	122	53
Other accounts payable	2,506	3,317	2,776

	2,539	3,439	2,829

Long-term liabilities
Long term taxes	-	926	-
Other long term liabilities (Note 2)	72,118	82,321	73,812

	72,118	83,247	73,812

Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,753	190,753	190,753
Capital reserves	2,548	(6,493)	2,066
Retained earnings (accumulated deficit)	(42,125)	88,256	(46,513)

Total equity	160,749	282,089	155,879

	235,406	368,775	232,520

The accompanying additional information is an integral part of the separate financial data and information.

Ami Erel	Ari Bronshtein	Yaron Elad
Director *)	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: May14, 2015

*	Authorized by the board of directors to sign these financial statements in lieu of the chairman of the board, see Note 1 to the Interim Consolidated Financial Statements.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements of Income Attributable to the Company

	For the three months ended March 31		For the year ended December 31
	2015	2014	2014
	Unaudited		Audited
	$ thousands
Income
Financial income (Note 2)	1,757	426	8,875

Expenses
General and administrative expenses	868	1,055	5,086
Financial expenses (Note 2)	4	44	54
Other expenses, net	-	-	5

	872	1,099	5,145

	885	(673)	3,730

Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net	10,126	113,807	114,764
Company’s share of income (loss) of subsidiaries and associates	(6,096)	18,686	(3,228)

Income before taxes on income	4,915	131,820	115,266
Taxes on income	-	30,047	29,772

Net income attributable to the Company's shareholders	4,915	101,773	85,494

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Comprehensive Income (loss) Attributable to the Company

	For the three months ended March 31		For the year ended December 31
	2015	2014	2014
	Unaudited		Audited
	$ thousands

Net income attributable to the Company's shareholders	4,915	101,773	85,494

Other comprehensive loss:

Amounts that would never be reclassified to profit or loss:

Loss from financial assets measured at fair value through other comprehensive income, net	(45)	(467)	(421)

Total loss that would never be reclassified to profit or loss	(45)	(467)	(421)

Amounts that are classified or may be reclassified to profit or loss	-	-	-

Total other comprehensive loss attributable to the Company	(45)	(467)	(421)

Total comprehensive income attributable to the Company's shareholders	4,870	101,306	85,073

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company

	For the three months ended March 31		For the year ended
	2015	2014	2014
	Unaudited		Audited
	$ thousands
Cash flows from operating activities

Net income attributable to the Company	4,915	101,773	85,494

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Adjustment to the profit or loss items:
Company’s share of loss (income) of subsidiaries and associates	6,096	(18,686)	3,228
Depreciation	4	3	13
Financial expense, net	(32)	(34)	(365)
Stock based compensation	-	(13)	(239)
Taxes on income	-	30,047	29,772
Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net	(10,126)	(113,807)	(114,764)
Other	(5)	(4)	400

	(4,063)	(102,494)	(81,955)
Changes in assets and liabilities of the Company:
increase in other accounts receivable	(110)	(372)	(41)
Increase (decrease) in trade payables	67	43	(26)
Increase (decrease) in other accounts payable	(357)	533	(404)
Decrease in other long term liabilities	(1,694)	(380)	(8,889)

	(2,094)	(176)	(9,360)
Cash paid and received during the year for:
Interest paid	-	(12)	(12)
Interest received	32	46	377

	32	34	365

Net cash used in operating activities	(1,210)	(863)	(5,456)

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company (Cont.)

	For the three months ended March 31		For the year ended
	2015	2014	2014
	Unaudited		Audited
	$ thousands

Cash flows from investment activities

Purchase of property and equipment	-	-	(1)
Investment in associates and subsidiaries	(9,018)	(6,939)	(11,081)
Proceeds from sale of investments in associates and subsidiaries	6	203,977	204,016
Proceeds from sale of financial assets measured at fair value	87	2	203
Investment in deposits, net	-	-	(60,037)

Net cash provided by (used in) investment activities	(8,925)	197,040	133,100

Cash flows from financing activities

Dividend paid to the Company's shareholders	-	-	(110,000)
Repayment of long-term loans	-	(4,000)	(4,000)

Net cash used in financing activities	-	(4,000)	(114,000)

Increase (decrease) in cash and cash equivalents	(10,135)	192,177	13,644

Cash and cash equivalents as of beginning of the period	33,330	19,686	19,686

Cash and cash equivalents as of end of the period	23,195	211,863	33,330

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D in thousands

1.	General

The accompanying condensed separate financial data as of March 31, 2015 and for the three months then ended, have been prepared in accordance with Regulation 38d of the Israel Securities Regulations (Periodic and Immediate Reports) – 1970. The accompanying separate financial data should be read in conjunction with the Company's consolidated financial statements for 2014, the Company's interim consolidated financial statements and accompanying notes.

2.	Other long term liabilities

Other long term liabilities include liabilities towards Elbit Ltd. ("Elbit") which is a fully owned subsidiary of Elron. The balance is comprised of non-interest bearing and unlinked NIS capital notes. Exchange rate differences on these capital notes are included under line item financial income or financial expenses in the statement of income.

May 14, 2015

Elron Electronic Industries Ltd. (the "Company" or "Elron")

Additional information regarding the Consolidated Interim
Pro-forma Financial Statements as of March 31, 2015

The company is pleased to present the consolidated interim pro-forma financial statements as of March 31, 2015 ("Pro-Forma Financial Statements") and additional information regarding these statements.

The Pro-Forma Financial Statements are based upon the consolidated interim financial statements of the Company as of March 31, 2015 and retroactive consolidation of the financial data of Pocared Diagnostics Ltd. ("Pocared") for the relevant reporting periods, pertaining to Pocared's operations only and taking into consideration the Pro-Forma assumptions, as detailed in Note 3 to the Pro-Forma Financial Statements.

Pocared is developing a real-time and automated system for infectious diseases diagnosis using optical technology, intended for use by major microbiological laboratories and hospitals, as an alternative to current microbiological practice of bacteria culturing. The system is designed to reduce the average diagnostic time and significantly increase output in comparison with current diagnostic practice. The system's first application is diagnosis of Urinary Tract Infection. Prior to its initial consolidation in February 2015, as detailed below, the investment in Pocared was accounted for under the equity method of accounting.

In February 2015, Elron and other shareholders invested in Pocared an amount of $5,000 thousand in consideration for Preferred G shares and warrants to purchase additional Preferred G shares (Elron's share was approximately $4,450 thousand). Following the completion of this investment, Elron's holding in Pocared's outstanding shares increased from approximately 50.3% to approximately 53.3% and from approximately 44.3% to approximately 50.1% on a fully diluted basis. As a result, following the aforementioned investment, and for the first time, Elron holds the majority of voting rights in Pocared, considering substantive voting rights, as defined in IFRS 10, Consolidated Financial Statements. In addition, and for the first time, Elron was granted the right to appoint a majority of the directors serving on the Board of Directors of Pocared. As a result, beginning February 2015, Pocared became a consolidated company.

The purchase consideration of the business combination as of the date of initial consolidation was estimated at approximately $15,250 thousand and included an approximately $4,450 thousand cash payment as well as an amount of approximately $10,800 thousand representing the fair value of the Company's investment on the date control was obtained. The fair value of non-controlling interests was estimated at the date of initial consolidation at approximately $5,400 thousand. As a result, at the time of the business combination an intangible asset attributed mostly to IPR&D in the amount of $14,400 thousand was recognized. The amortization of this asset will commence when sales from the relevant development will start. The depreciation rate will be determined based on an estimation of the timing sales are expected from this development.

The main impact of the consolidation of Pocared's financial statements on the Pro-Forma Financial Statements, is a decrease in line item equity in losses of associates, net mainly on account of an increase in line item research and development expenses, net and general and administrative expenses.

Elron's main pro-forma operating results

	For the three months ended March 31,		For the year ended December 31,
	2015	2014	2014
	Unaudited		Audited
	($ thousands, except per share data)
Net (loss) income attributable to Elron's shareholders	(5,205)	101,151	84,825
Net income (loss) per share attributable to Elron's shareholders (in $)	(0.17)	3.40	2.85

The income and loss attributable to Elron's shareholders mainly comprises of: I) Elron's share in the losses of Group Companies, II) gains and losses from exit transactions, revaluation of investments, and changes in holdings, III) corporate operating expenses, IV) tax benefit (taxes on income) :

	For the three months ended March 31,		For the year ended December 31,
	2015	2014	2014
	Unaudited		Audited
	($ thousands)
Losses in respect of group companies:
Elron's share in net losses of group companies	(4,019)	(4,471)	(16,206)
Excess cost amortization	(5)	-	(10)
Expense from impairment of investments in group companies and financial assets	-	-	(198)
Total	(4,024)	(4,471)	(16,414)
Gain from exit transactions, changes in holdings, and revaluation of investments	14	144,484	145,528
Corporate operating expenses	(868)	(1,055)	(5,087)
Taxes on income	-	(37,649)	(37,565)
Other	(327)	(158)	(1,637)
Net (loss) income attributable to shareholders	(5,205)	101,151	84,825

Most of Elron's group companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in research and development and in marketing activities. According to accounting principles, these companies' investments in the development of their products are recorded as they occur in their statement of income as an increase in R&D expenses (insofar as these expenses are not capitalized as intangible assets as is permitted, according to accounting principles, only when technological feasibility has been established). Therefore, Elron's group companies increase their investments in order to develop their products and advance their business, they cause Elron to record greater losses in respect of its share in their losses.

The pro-forma loss Elron recorded for the three months ended March 31, 2015 in respect of its share in the net losses of group companies (net of non-controlling interest) resulted mainly from the losses of Pocared, BrainsGate Ltd. ("BrainsGate") and CartiHeal (2009) Ltd. ("CartiHeal") and Kyma Medical Technologies Ltd. ("Kyma").

The pro-forma loss Elron recorded for the three months ended March 31, 2014 in respect of its share in the net losses of group companies (net of non-controlling interest) resulted mainly from the losses of Pocared, BrainsGate, CartiHeal

The pro-forma loss Elron recorded in 2014 in respect of its share in the net losses of group companies (net of non-controlling interest) resulted mainly from the losses of Pocared, RDSeed Ltd. ("RDSeed"), BrainsGate and CartiHeal.

Analysis of the pro-forma consolidated interim statements of profit and loss:

The pro-forma operating expenses (including research and development, general and administrative and selling and marketing expenses), for the three months periods ended March 31, 2015 and March 31, 2014 and For the year ended 2014 amounted to $4,521, $4,898 and $20,826 thousand, respectively, and mainly included research and development expenses, net and general and administrative expenses of Elron's and consolidated companies' corporate operations.

Pocared's operating expenses for the three months periods ended March 31, 2015 and March 31, 2014 and for the year ended 2014 amounted to $2,289, $2,745 and $10,332 thousand, respectively. The decrease in the first quarter of 2015 compared with the first quarter of 2014 resulted mainly from the fact that in the first quarter of 2014 Pocared incurred expenses in constructing systems to improve its sample collection process.

It should be noted that pro-forma data, by their nature, are based on estimations (see Note 3 to the Pro-forma Financial Statements) and therefore the pro-forma data and any additional information given in this report should not be considered to reflect the actual or future results of the group after the completion of the transaction.

Sincerely, Elron Electronic Industries Ltd

ELRON ELECTRONIC INDUSTRIES LTD.

PRO-FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Auditors' review report
to the shareholders of
Elron Electronic Industries Ltd.

Introduction

We have reviewed the accompanying pro forma consolidated financial position of Elron Electronic Industries Ltd. (the "Company") and its subsidiaries for the pro forma consolidated statements of profit or loss and other comprehensive income for the three months ended March 31, 2015 and 2014 and for the year ended December 31, 2014. These pro forma financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these pro forma financial statements based on our review.

We did not review/audit the condensed interim financial information of certain companies accounted for at equity, which the Company's share in their losses amounted to approximately $ 0.4 and $ 0.6 Million for the three months ended March 31, 2015 and for the year ended December 31, 2014, respectively. The condensed interim financial information of those companies was reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of those companies, is based on the review/ audit reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the reports of other auditors review, nothing has come to our attention that causes us to believe that the accompanying pro forma financial information is not prepared, in all material respects, in accordance with the accounting policies presented in Note 2 and the related assumptions detailed in Note 3 to the pro forma consolidated financial statements.

In addition to the abovementioned, based on our review and the reports of other auditors review, nothing has come to our attention that causes us to believe that the accompanying pro forma financial information does not comply, in all material respects, with Regulation 38d to the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 14, 2015	A Member of Ernst & Young Global

2

PRO-FORMA CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Three months ended March 31, 2015			Three months ended March 31, 2014			Year ended December 31, 2014
	Actual data	Pro-forma adjustments	Pro-forma data	Actual data	Pro-forma adjustments	Pro-forma data	Actual data	Pro-forma adjustments	Pro-forma data
	$ thousands, except per share data
Revenues:
Revenues from sales	206	-	206	65	-	65	374	-	374
Gain from disposal and revaluation of investees and changes in holdings, net	10,141	(10,120)	21	175,037	-	175,037	176,095	-	176,095
Financial income	369	3	372	108	-	108	887	3	890

	10,716	(10,117)	599	175,210	-	175,210	177,356	3	177,359
Expenses:
Cost of sales	50	-	50	26	-	26	124	-	124
Research and development expenses	1,614	938	2,552	415	2,398	2,813	2,113	8,741	10,854
Selling and marketing expenses	351	52	403	228	44	272	1,324	338	1,662
General and administrative expenses	1,449	117	1,566	1,510	303	1,813	7,057	1,253	8,310
Company's shares of losses of associates, net	3,405	(1,023)	2,382	3,776	(2,106)	1,670	15,840	(8,853)	6,987
Financial expenses	608	3	611	101	300	401	3,393	309	3,702
Other expenses, net	-	-	-	-	-	-	793	-	793

	7,477	87	7,564	6,056	939	6,995	30,644	1,788	32,432

Income (loss) before taxes on income	3,239	(10,204)	(6,965)	169,154	(939)	168,215	146,712	(1,785)	144,927
taxes on income	(7)	(6)	(13)	(45,220)	(18)	(45,238)	(45,326)	(54)	(45,380)

Net income (loss)	3,232	(10,210)	(6,978)	123,934	(957)	122,977	101, 386	(1,839)	99,547

Attributable to:
Equity holders of the Company	4,915	(10,120)	(5,205)	101,773	(622)	101,151	85,494	(669)	84,825
Non-controlling interests	(1,683)	(90)	(1,773)	22,161	(335)	21,826	15,892	(1,170)	14,722

	3,232	(10,210)	(6,978)	123,934	(957)	122,977	101,386	(1,839)	99,547
Net earnings (loss) per share attributable to the equity holders of the Company (in U.S. dollars)
Basic and diluted net earnings (loss)	0.17	(0.34)	(0.17)	3.42	(0.02)	3.40	2.87	(0.02)	2.85

The accompanying notes are an integral part of the pro-forma consolidated financial statements.

3

PRO-FORMA CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended March 31, 2015			Three months ended March 31, 2014			Year ended December 31, 2014
	Actual data	Pro-forma adjustments	Pro-forma data	Actual data	Pro-forma adjustments	Pro-forma data	Actual data	Pro-forma adjustments	Pro-forma data
	$ thousands

Net income (loss)	3,232	(10,210)	(6,978)	123,934	(957)	122,977	101,386	(1,839)	99,574

Other comprehensive loss (net of tax effect):

Amounts that will not be reclassified subsequently to profit or loss:
Loss from changes in fair value of financial assets measured at fair value through other comprehensive income, net	(45)	-	(45)	(467)	-	(467)	(421)	-	(421)

Total loss that will not be reclassified subsequently to profit or loss	(45)	-	(45)	(467)	-	(467)	(421)	-	(421)

Total income that will be reclassified to profit or loss when specific conditions are met	-	-	-	-	-	-	-	-	-

Total other comprehensive loss	(45)	-	(45)	(467)	-	(467)	(421)	-	(421)

Total comprehensive income (loss)	3,187	(10,210)	(7,023)	123,467	(957)	122,510	100,965	(1,839)	99,126

Attributable to:
Company's shareholders	4,870	(10,120)	(5,250)	101,306	(622)	100,684	85,073	(669)	84,404
Non-controlling interests	(1,683)	(90)	(1,773)	22,161	(335)	21,826	15,892	(1,170)	14,722

	3,187	(10,210)	(7,023)	123,467	(957)	122,510	100,965	(1,839)	99,126

The accompanying notes are an integral part of the pro-forma consolidated financial statements.

4

ELRON ELECTRONIC INDUSTRIES LTD.

NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-          GENERAL

Pocared Diagnostics Ltd. ("Pocared"), an Israeli company, is developing a real-time and automated system for infectious diseases diagnosis using optical technology. As of March 31, 2015 Elron holds approximately 53.3% of Pocared's outstanding shares. Prior to its consolidation in February 2015, as detailed below, the investment in Pocared was accounted for under the equity method of accounting.

As mentioned in Note 3.A  to  the interim consolidated financial statements as of March 31, 2015 ("the Interim Consolidated Financial Statements") of Elron Electronic Industries Ltd. ("Elron" or "the Company"), in February 2015, Elron and other shareholders invested in Pocared an amount of $5,000 thousand in consideration for Preferred G shares and warrants to purchase additional Preferred G shares (Elron's share is approximately $4,450 thousand).

Following the completion of this investment, Elron's holding in Pocared's outstanding shares increased from approximately 50.3% to approximately 53.3% and from approximately 44.3% to approximately 50.1% on a fully diluted basis. As a result, following the aforementioned investment, and for the first time, Elron holds the majority of voting rights in Pocared, considering substantive voting rights, as defined in IFRS 10, Consolidated Financial Statements. In addition, and for the first time, Elron was granted the right to appoint a majority of the directors serving on the Board of Directors of Pocared. As a result and beginning February 2015, Pocared became a consolidated company.

Obtaining control over Pocared is a pro-forma event, as defined in the Israel Securities Regulations (Periodic and Immediate Reports), 1970 ("the Regulations").

Elron's pro-forma consolidated interim financial statements as of March 31, 2015 ("the Pro-forma Statements") reflect the impact of the pro-forma event on the Company's consolidated results of operations under the assumption that Pocared's financial statements were consolidated in Elron's financial statements in periods prior to the business combination, in accordance with Note 2 and 3 below.

The Pro-forma Statements do not includ a pro-forma statement of financial position, since Pocared's business combination was fully reflected in Elron's interim consolidated statement of financial position as of March 31, 2015.

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of the Pro-forma Statements are consistent with those followed in the preparation of the Interim Consolidated Financial Statements.

5

ELRON ELECTRONIC INDUSTRIES LTD.

NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-           THE PRO-FORMA ASSUMPTIONS

The following bears on the Pro-forma Statements:

1.	The pro-forma Statements are meant to reflect the consolidated financial statements of the Company together with the financial statements of Pocared.

2.
According to the provisions of the Regulations, the pro-forma consolidated statements of income and the pro-forma consolidated statements of comprehensive income are presented based on the assumption that the transaction took place on January 1, 2014.

3.
Excess costs attributed to IPR&D created from obtaining control over Pocared, are not amortized in the pro-forma statement of income. The amortization will commence when sales from the relevant development will start. The depreciation rate will be determined based on an estimation of the timing sales are expected from this development.

4.
The gain from the fair value re-measurement of Elron's holdings in Pocared prior to the initial consolidation, which was recorded in the consolidated interim Financial Statements as a gain in the statement of income, was cancelled as part of the pro-forma adjustment.

5.	The transaction was financed with the Company's cash resources.

Ami Erel	Ari Bronshtein	Yaron Elad
Director *)	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of these financial statements: May 14, 2015

*	Authorized by the board of directors to sign these statements in lieu of the chairman of the board.

6

Elron Electronic Industries Ltd.

Part IV

English Translation of Quarterly Report
regarding the Effectiveness of the Internal
Control over Financial Reporting and
Disclosure pursuant to Regulation 38C:

As of March 31, 2015

Attached herein is a quarterly report regarding the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 38C of the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970:

Quarterly report regarding the effectiveness of the internal control over financial reporting and disclosure, pursuant to Regulation 38C(a):

Management, under the supervision of the board of directors of Elron Electronic Industries Ltd. (the "Corporation"), is responsible for establishing and maintaining adequate internal controls over the financial reporting and disclosure in the Corporation.

In this regard, the members of management are:

1.	Mr. Ari Bronshtein, CEO;

2.	Mr. Yaron Elad, CFO.

The Corporation's internal control over financial reporting and disclosure is a process designed by, or under the supervision of, the Corporation's principal executive and principal financial officer, or persons performing similar functions, and under the board of directors' supervision, that is meant to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the provisions of the law, and to ensure that the information that the Corporation is required to disclose in its reports according to the provisions of the law is recorded, processed, summarized and reported in a timely manner, in the format prescribed by law.

The internal control includes, inter alia, controls and procedures which were designed to ensure that information which the Corporation is required to disclose as aforesaid, is recorded and made available to the Corporation's management, including the principal executive officer and principal financial officer, or persons performing similar functions, as necessary to permit the timely adoption of resolutions pertaining to disclosure requirements.

Because of its inherent limitations, internal control over financial reporting and disclosure is not intended to provide absolute assurance regarding prevention or detection of misstatements or omissions.

In the annual report on the effectiveness of the internal control over financial reporting and disclosure which was attached to the periodic report for the period ended December 31, 2014 (the "Last Annual Report Regarding the Internal Control"), the board of directors and management assessed the Corporation's internal control. Based on this assessment, the Corporation's board of directors and management deemed the internal control as of December 31, 2014 effective.

Up until the date of this report, no event or matter was brought to the attention of management or the board of directors which would change the assessment of the effectiveness of the internal control, as set forth in the Last Annual Report Regarding the Internal Control.

As of the date of this report, based on the assessment of the effectiveness of the internal control in the Last Annual Report Regarding the Internal Control, and based on information which was brought to the attention of management and the board of directors as aforesaid, the internal control is effective.

On February 12, 2015, as a result of an additional investment Elron made in Pocared Diagnostics Ltd. ("Pocared"), Elron began consolidating Pocared's financial statements. Following this change in accounting method, Company management is in the process of examining and implementing the necessary controls in Pocared in order to report on the effectiveness of Elron's controls.

Declaration of the Principal Executive Officer pursuant to Regulation 38C(d)(1):

Managers' Declaration

Declaration of the Chief Executive Officer

I, Ari Bronshtein, declare that:

(1)	I have examined the quarterly report of Elron Electronic Industries Ltd. (the "Corporation") for the first quarter of 2015 (the "Reports");

(2)
Based on my knowledge, the Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the financial statements and other financial information included in the Reports, fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditors, board of directors and audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others within the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, which would change the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

(d)
On February 12, 2015, as a result of an additional investment Elron made in Pocared Diagnostics Ltd. ("Pocared"), Elron began consolidating Pocared's financial statements. Following this change in accounting method, Company management is in the process of examining and implementing the necessary controls in Pocared in order to report on the effectiveness of Elron's controls.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

May 14, 2015                ___________________________________

Ari Bronshtein, CEO

Declaration of the Principal Financial Officer pursuant to Regulation 38C(d)(2):

Managers' Declaration

Declaration of Principal Financial Officer

I, Yaron Elad, declare that:

(1)
I have examined the interim financial statements and other financial information which is included in the interim reports of Elron Electronic Industries Ltd. (the "Corporation") for the first quarter of 2015 (the "Reports" or the "Interim Reports");

(2)
Based on my knowledge, the interim financial statements and other financial information which is included in the Interim Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the interim financial statements and other financial information included in the Interim Reports fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditor, board of directors and the audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as the same refers to the interim financial statements and other financial information which is included in the Interim Reports, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over the financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed controls and procedures, or caused such controls and procedures to be designed and maintained under our supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others in the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, relating to the interim financial statements and other financial information included in the Interim Reports, which would change, in my assessment, the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

(d)
On February 12, 2015, as a result of an additional investment Elron made in Pocared Diagnostics Ltd. ("Pocared"), Elron began consolidating Pocared's financial statements. Following this change in accounting method, Company management is in the process of examining and implementing the necessary controls in Pocared in order to report on the effectiveness of Elron's controls.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

May 14, 2015                ___________________________________

Yaron Elad, CFO

Liabilities report of the Company by repayment date
Section 36a to the Israel Securities Law (1968)
Report as of March 31, 2015
Following are the liabilities of the Company by repayment date:
The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of March 31, 2015 (1 USD = 3.98 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Total by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controlling  shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on  separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Total by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Total by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Total by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Total by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Total by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding  the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Total by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Total by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

L. (1) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's separate financial data (NIS in thousands) 333,138
(2) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's consolidated Statements (NIS in thousands) 604,144